February 8, 2008

Barry Lefkowitz
Executive Vice President and Chief Financial Officer
Mack-Cali Realty L.P.
343 Thornall Street
Edison, New Jersey 08837-2206

      Re: **Mack-Cali Realty L.P.**
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed February 21, 2007
              Form 10-Q for Quarterly Period Ended
              September 30, 2007
              Filed November 1, 2007
              File No. 333-57103-1

Dear Mr. Lefkowitz:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Kevin Woody
                                   Accounting Branch Chief